SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT (NO. 2-29601) UNDER
THE SECURITIES ACT OF 1933	[X]
PRE-EFFECTIVE AMENDMENT NO.	[ ]
POST-EFFECTIVE AMENDMENT NO. 77	[X]
and

REGISTRATION STATEMENT (811-01685) UNDER THE INVESTMENT COMPANY ACT OF
1940 AMENDMENT NO. 78	[X]

VANGUARD MORGAN GROWTH FUND
(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482
(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Heidi Stam, Esquire
P.O. Box 876
Valley Forge, PA 19482

It is proposed that this filing will become effective upon filing pursuant to Rule 462(d)
Explanatory Note:
This Post-Effective Amendment consists of the following:
1) Facing Sheet of the Registration Statement
2) Part C to the Registration Statement
3) Exhibit (b) to Item 28 of the Registration Statement
This Post-Effective Amendment is being filed solely to file the By-Laws as Exhibit (b) to
Item 28 to this Registration Statement on Form N1-A (the “Registration Statement”).
Part A and B of Post-Effective Amendment No. 75 to the Registration Statement filed on
January 28, 2013, pursuant to Rule 485(b) under the Securities Act of 1933, (the “1933
Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

PART C

VANGUARD MORGAN GROWTH FUND

OTHER INFORMATION

Item 28. Exhibits

(a) Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust, filed on
November 25, 2008, Post-Effective Amendment No. 67, is hereby incorporated by reference.

(b) By-Laws, are filed herewith.

(c) Instruments Defining Rights of Security Holders, reference is made to Articles III and V of the
Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to Exhibit (a)
above.

(d) Investment Advisory Contracts, for Jennison Associates LLC, filed on January 26, 2012, Post-
Effective Amendment No. 73; for Kalmar Investment Advisers and for Frontier Capital
Management Co., LLC, filed on November 25, 2008, Post-Effective Amendment No. 67; and
for Wellington Management Company, LLP, filed on November 18, 2009, Post-Effective
Amendment No. 69, are hereby incorporated by reference. The Vanguard Group, Inc., provides investment advisory services to the Fund at cost pursuant to the Fifth Amended and
Restated Funds’ Service Agreement, refer to (h) below.

(e) Underwriting Contracts, not applicable.
(f) Bonus or Profit Sharing Contracts, reference is made to the section entitled “Management of the Fund” in Part B of this Registration Statement.
(g) Custodian Agreement, for Brown Brothers Harriman & Co., filed on November 18, 2009, Post-
Effective Amendment No. 69, is hereby incorporated by reference.
(h) Other Material Contracts, Fifth Amended and Restated Funds’ Service Agreement, filed on
January 26, 2012, Post-Effective Amendment No. 73, is hereby incorporated by reference.
(i) Legal Opinion, not applicable
(j) Other Opinions, Consent of Independent Registered Public Accounting firm, is filed herewith.
(k) Omitted Financial Statements, not applicable.
(l) Initial Capital Agreements, not applicable.
(m) Rule 12 b-1 Plan, not applicable.

(n) Rule 18f-3 Plan, filed on January 28, 2013, Post-Effective Amendment No. 75, is hereby incorporated by reference.

(o) Reserved.
(p) Codes of Ethics, for Jennison Associates LLC, filed on January 18, 2008, Post-Effective
Amendment No. 66; for Kalmar Investment Advisers and for Frontier Capital Management
Co., LLC, filed on November 25, 2008, Post-Effective Amendment No. 67; for The Vanguard
Group, Inc., filed on January 25, 2010, Post-Effective Amendment No. 70; and for Wellington
Management Company, LLP, filed on January 25, 2011, Post-Effective Amendment No. 71, are
hereby incorporated by reference.

Item 29. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by or under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 31. Business and Other Connections of the Investment Adviser

Wellington Management Company, LLP (Wellington Management), is an investment advisor registered under the Investment Advisers Act of 1940, as amended (the Advisers Act). The list required by this Item 31 of officers and partners of Wellington Management, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Form ADV filed by Wellington Management pursuant to the Advisers Act (SEC File No. 801-15908).

The Vanguard Group, Inc. (Vanguard), is an investment advisor registered under the Advisers Act. The list required by this Item 31 of officers and directors of Vanguard, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Vanguard pursuant to the Advisers Act (SEC File No. 801-11953).

Frontier Capital Management Co., LLC (Frontier), is an investment advisor registered under the Advisers Act. The list required by this Item 31 of officers and directors of Frontier, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Form ADV filed by Jennison Associates pursuant to the Advisers Act (SEC File No. 801-15724).

Jennison Associates LLC (Jennison), is an investment advisor registered under the Advisers Act. The list required by this Item 31 of officers and directors of Jennison Associates, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Jennison Associates pursuant to the Advisers Act (SEC File No. 801-5608).

Kalmar Investment Advisers (Kalmar) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Kalmar, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Kalmar pursuant to the Advisers Act (SEC File No. 801-53608).

Item 32. Principal Underwriters

(a) Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of more than 180 mutual funds.

(b) The principal business address of each named director and officer of Vanguard Marketing
Corporation is 100 Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
F. William McNabb III	Director	Chairman and Chief Executive Officer
Michael S. Miller	Director and Managing Director	None
Glenn W. Reed	Director	None
Mortimer J. Buckley	Director and Senior Vice President	None
Martha G. King	Director and Senior Vice President	None
Chris D. McIsaac	Director and Senior Vice President	None
Heidi Stam	Director and Senior Vice President	Secretary
Paul A. Heller	Director and Senior Vice President	None
Pauline C. Scalvino	Chief Compliance Officer	Chief Compliance Officer
Jack Brod	Principal	None
Kathryn Himsworth	Principal	None
Brian Gallary	Principal	None
John C. Heywood	Principal	None
Timothy P. Holmes	Principal	None
Sarah Houston	Principal	None
Colin M. Kelton	Principal	None
Mike Lucci	Principal	None
Brian McCarthy	Principal	None
Jane K. Myer	Principal	None
Tammy Vernig	Principal	None
Salvatore L. Pantalone	Financial and Operations Principal and Treasurer	None
Joseph Colaizzo	Financial and Operations Principal	None
Richard D. Carpenter	Principal	None
Jack T. Wagner	Principal	None
Michael L. Kimmel	Assistant Secretary	None
Caroline Cosby	Secretary	None

(c)	Not Applicable

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31 (a) of the Investment Company Act and the rules promulgated thereunder will be maintained at the offices of the Registrant, 100 Vanguard Boulevard, Malvern, Pennsylvania 19355: the Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, PA 19355; and the Registrant’s Custodian, Brown Brothers Harriman & Co., 40 Water Street, Boston, MA 02109.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Fund” in Part B of this Registration Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 4th day of June, 2013.

VANGUARD MORGAN GROWTH FUND

BY: /s/ F. William McNabb III*____________

F. William McNabb III
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ F. William McNabb III*	Chairman and Chief Executive	June 4th, 2013
Officer
F. William McNabb III
/s/ Emerson U. Fullwood*	Trustee	June 4th, 2013
Emerson U. Fullwood
/s/ Rajiv L. Gupta*	Trustee	June 4th, 2013
Rajiv L. Gupta
/s/ Amy Gutmann*	Trustee	June 4th, 2013
Amy Gutmann
/s/ JoAnn Heffernan Heisen*	Trustee	June 4th, 2013
JoAnn Heffernan Heisen
/s/ F. Joseph Loughrey*	Trustee	June 4th, 2013
F. Joseph Loughrey
/s/ Mark Loughridge*	Trustee	June 4th, 2013
Mark Loughridge
/s/ Scott C. Malpass*	Trustee	June 4th, 2013
Scott C. Malpass
/s/ André F. Perold*	Trustee	June 4th, 2013
André F. Perold
/s/ Alfred M. Rankin, Jr.*	Trustee	June 4th, 2013
Alfred M. Rankin, Jr.
/s/ Peter F. Volanakis*	Trustee	June 4th, 2013
Peter F. Volanakis
/s/ Thomas J. Higgins*	Chief Financial Officer	June 4th, 2013
Thomas J. Higgins

*By: /s/ Heidi Stam

Heidi Stam, pursuant to a Power of Attorney filed on March 27, 2012, see File Number 2-11444, Incorporated by Reference.

INDEX TO EXHIBITS

By-Laws................................................................................. Ex-99.B